WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE EXCHANGE ACT OF 1934



(AMENDMENT NO.                          1 )*


NAME OF ISSUER: META GROUP



TITLE OF CLASS
OF SECURITIES: Common



CUSIP:                          591002100



Check the following box if a fee is being paid with this statement [         ].

(A fee is not required if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d-7).

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).




                              13G


CUSIP NO.                       591002100


             1 NAME OF REPORTING PERSON
               S.S. OR I.R.S. ID NO       Fiduciary Trust Company International
               OF ABOVE
               PERSON                     13-5069335


             2 CHECK THE APPROPRIATE      (A)            (B)   XX
               BOX IF A MEMBER OF A
               A GROUP*

             3 SEC USE ONLY


             4 CITIZENSHIP OR PLACE OF ORGANIZATION      New York State




   NUMBER OF   5 SOLE VOTING POWER                             507950
    SHARES
 BENEFICIALLY  6 SHARED VOTING POWER                           110500
   OWNED BY
     EACH      7 SOLE DISPOSITIVE POWER                        602250
   REPORTING
    PERSON     8 SHARED DISPOSITIVE POWER                       16200
     WITH


9              AGGREGATE AMOUNT BENEFICIALLY OWNED             618450
               BY EACH REPORTING PERSON


            10 CHECK BOX IF THE AGGREGATE AMOUNT IN
               ROW (9) EXCLUDES CERTAIN SHARES *


            11 PERCENT OF CLASS REPRESENTED BY                   9.88
               IN ROW 9


            12 TYPE OF REPORTING PERSON*                           BK




SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE EXCHANGE ACT OF 1934

(AMENDMENT NO.                          1

ITEM 1
(a) Name of Issuer                         META GROUP


(b)Address of Issuer's Principal          208 Harbor Drive
    Executive Offices:                    Stamford, CT 06912


ITEM 2
(a) Name of Person Filing                 Fiduciary Trust Company International


(b) Address of Principal
     Business Office or, if non residence:Two World Trade Center
                                          New York, New York 10048

(c) Citizenship:                          New York

(d) Title of Class Securities:            Common

(e) Cusip                                      591002100

ITEM 3
The person filing is:

(a)            Broker or Dealer registered under Section 15 of the Act
(b)          X Bank as defined in section 3 (a)(6) of the Act
(c)            Insurance Company as defined in section 3(a)(19) of the Act
(d)            Investment Company registered under section 8 of the Investment
               Company Act.
(e) Investment Advisor registered under section 203 of the Investment Advisors Act of 1940
(f) EBP, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b) (1) (ii) (F)
(g)            Parent Holding Company, in accordance with 240.13d-1(b) (ii) (G)
(h)            Group, in accordance with 240.13d-1(b) (1) (ii) (H)






ITEM 4
OWNERSHIP

(a)            Amount Beneficially Owned:                      618450
(b)            Percent of Class:                                 9.88
(c)            Number of shares as to which each
               person has:
               (i) sole power to vote or to direct vote        507950
               (ii) shared power to vote or to direct vot      110500
               (iii) sole power to dispose or to direct
                    disposition of                             602250
               (iv) shared power to dispose or to
                     direct the disposition of                  16200

ITEM 5
Ownership of Five Percent or Less of a Class                       NA

ITEM 6
Ownership of More Than Five Percent On Behalf of
Another Person                                                     NA

ITEM 7
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company                                                    NA

ITEM 8
Identification and Classification of Members of the Group          NA

ITEM 9
Notice of Dissolution of Group                                     NA

ITEM 10
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with our as a participant in any transaction having such a purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE                                      SIGNATURE
      01/28/97


                                          F.K. Granville